Exhibit 99.1

[2002 Annual Report]

Union Bankshares Corporation is a $1.1 billion financial services holding company committed to serving consumers and small and mid-sized businesses through community banks and financial services companies.

Four full-service banking subsidiaries serve portions of central and Tidewater Virginia. They are Union Bank & Trust Company (page 8), Northern Neck State Bank (page 9), Bank of Williamsburg (page 10) and Rappahannock National Bank (page 11). Each bank is independently operated by local management and boards of directors to ensure community responsiveness. All are members of the Federal Reserve system whose deposits are insured by the Federal Deposit Insurance Corporation.

Non-bank subsidiaries are Mortgage Capital Investors and Union Investment Services (both page 12). Mortgage Capital Investors offers an array of mortgage products to residents of the banks’ communities and to other markets through its origination offices. Union Investment Services is a full-service brokerage firm providing investment choices to residents of the bank’s communities. In addition, it offers insurance products through a joint venture, Union Insurance Group, LLC.

The holding company provides data and item processing, customer and financial accounting, human resources, internal audit, credit administration and sales and marketing services to the banks. By consolidating services for greater efficiency, the banks can profitably deliver high quality products and services that are competitive with the largest banks.

FINANCIAL HIGHLIGHTS UNION BANKSHARES CORPORATION AND SUBSIDIARIES

	2002	2001	2000	1999	1998
	(dollars in thousands, except per share amounts)
RESULTS OF OPERATIONS
Interest income	$65,205	$65,576	$64,867	$55,636	$51,062
Interest expense	24,627	32,483	33,530	27,067	24,463

Net interest income	40,578	33,093	31,337	28,569	26,599
Provision for loan losses	2,878	2,126	2,101	2,216	3,044

Net interest income after provision for loan losses	37,700	30,967	29,236	26,353	23,555
Noninterest income	17,538	16,092	12,011	13,246	5,567
Noninterest expenses	35,922	32,447	32,424	32,689	20,622

Income before income taxes	19,316	14,612	8,823	6,910	8,500
Income tax expense	4,811	2,933	1,223	636	1,678

Net income	$14,505	$11,679	$7,600	$6,274	$6,822

KEY PERFORMANCE RATIOS
Return on average assets (ROA)	1.41%	1.27%	0.88%	0.79%	1.00%
Return on average equity (ROE)	14.91%	13.55%	10.69%	8.74%	9.58%
Efficiency ratio	58.90%	62.13%	71.18%	74.50%	61.24%

PER SHARE DATA
Net income per share—basic	$1.92	$1.55	$1.01	$0.84	$0.91
Net income per share—diluted	1.90	1.55	1.01	0.84	0.91
Cash dividends declared	0.52	0.46	0.40	0.40	0.38
Book value at period-end	13.92	11.82	10.42	9.19	9.77

FINANCIAL CONDITION
Total assets	$1,115,725	$983,097	$881,961	$821,827	$733,947
Total deposits	897,642	784,084	692,472	646,866	607,629
Total loans, net of unearned income	714,764	600,164	580,790	543,367	479,822
Stockholders’ equity	105,492	88,979	78,352	68,794	73,359

ASSET QUALITY
Allowance for loan losses	$9,179	$7,336	7,389	$6,617	$6,407
Allowance as % of total loans	1.28%	1.22%	1.27%	1.22%	1.33%

OTHER DATA
Market value per share at period-end	$27.25	$16.24	$10.25	$14.75	$17.50
Price to earnings ratio	14.30	10.5	10.1	17.6	19.2
Price to book value ratio	196%	137%	98%	161%	179%
Dividend payout ratio	27.08%	29.68%	39.60%	42.62%	41.76%
Weighted average shares outstanding, basic	7,555,906	7,523,566	7,508,238	7,473,869	7,489,873
Weighted average shares outstanding, diluted	7,623,169	7,541,572	7,513,000	7,498,000	7,516,000

The first 10 years

In July 1993, Union Bank & Trust Company and Northern Neck State Bank formed Union Bankshares Corporation. In 2003, Union Bankshares will celebrate the 10th anniversary of this combination. What was your vision for the Company then and how has the corporate culture evolved over the last 10 years?

Beale: “When Union Bankshares Corporation was formed in 1993, it consisted of two community banks and a brokerage firm. The two community banks had operated independently with separate back office functions and what has evolved since that time is a much more efficient financial model where back office operations are shared by four community banks, a brokerage firm and a mortgage company. This has allowed the Corporation to invest in more advanced technology to deliver better services to our customers. It has also allowed us to become more proficient and reduce costs that it takes to deliver products and services to our customers.

“Looking back, we had a vision in 1993 to become a ‘union of community banks.’ That has been and continues to be a very fluid process as the market changes and other community banks’ vision of what they want to be changes. Part of our growth has been accomplished through acquisition and by starting a de novo bank—the Bank of Williamsburg—but two-thirds of our increase has been from internally-generated growth.

“In describing how the corporate culture has evolved, we are more professional and less-seat-of-the-pants bankers today than we were 10 years ago. Our systems and our accounting...our budgeting and our credit underwriting...and our asset and liability management have all become much more sophisticated. Our corporate culture has become more sales-oriented. We are being more aggressive in meeting the needs of our customers. Rather than being order-takers, we’re being proactive in providing new services.

“What hasn’t changed is the way we deliver services to our customers, even though Union Bankshares today is some two-to-three times larger than we were a few years ago, we have maintained a community bank philosophy in the delivery of services to our customers.”

Peay: “You asked about the corporate culture. I would add that from the inception we’ve been focused on maintaining our community banking way of doing things. And I think we’ve been successful in growing the organization, consolidating back office, and maintaining what our customers expect on the front line in terms of our role in the community and our attitude as bankers.”

How would you describe your management team and its accomplishments?

Beale: “I would stack our senior leadership team up against any bank our size in the nation and in some cases, up against banks much larger than ours. We’ve been very fortunate to take advantage of consolidation in the banking industry and in other industries. We have been able to attract seasoned professionals to Union Bankshares.

“The people who manage Human Resources, Operations and Technology, Sales and Marketing, Credit Administration, and Financial Accounting all came to us over the last three to 10 years from larger financial organizations and corporations. They’ve brought that expertise, which has raised the standard for the way we do business within the organization.

“We are also fortunate with our community bank leadership, all of whom had experience with well-run Virginia banks before joining us. In the case of three—John Neal, Mike Leake and Bob Bailey—they were with banks larger than those they currently manage. Byrd Newton, who succeeded Peyton Motley as president of Northern Neck State Bank, spent a number of years working for First Virginia. All of this experience has helped to make us a better financial organization.”

Peay: “Our senior executives have been a part of larger, structured organizations and became disenchanted with the ‘big company’, ‘big bank’ way of doing things—they have come back to their roots... being part of a smaller, closer-knit organization. They brought with them the experience to allow us to build a platform to be a larger company, but retain the community bank mindset that our customers and employees enjoy.”

Two of Union Bankshares’ banks, Union Bank & Trust and Rappahannock National, celebrated their 100th birthdays in 2002. For one bank to survive that long is unusual, but to have two in one organization is rare. What does this say about the Corporation’s community banking processes and the long-term success of the organization?

Beale: “It’s certainly interesting, and I would point out that in 2007 Northern Neck State Bank is going to turn 100 also. It reflects Union Bankshares community banking philosophy. It speaks volumes to the leadership of those individual community banks that their presidents and directors made the decision to affiliate with Union Bankshares.

“The fact that three of our four banks started in the early 1900s, speaks of the common bond the bank directors have with each other. It is also indicative of their understanding of the impact that a community bank has on its community. It reflects the directors’ desire to make sure that their community still has a locally-based, locally-operated bank.

“As to the long-term success of the organization, when you combine three banks that survived the Depression and other financial and world calamities that have taken place over the last 100 years, you have very strong subsidiaries with proven leadership, providing the foundation for our organization. Community banking is not about the size of the bank, but about the way ‘banking’ is done.”

2002

What drove Union Bankshares financial performance in 2002?

Beale: “Union Bankshares Corporation performance for 2002 was truly outstanding. In almost every category we outperformed our peers whether it was return on assets, return on equity, efficiency ratios, etc.

“What drove the results was our focus on managing our net interest margin and a stronger discipline in managing the rates that we pay on our deposits and the rates that we charge on loans. We understand that we’re not going to be able to be as aggressive with our pricing as some of our competitors on both deposits and loans and we were prepared for that. The most important thing at the end of the day is that we make a proper profit for our shareholders.”

Peay: “Our performance in 2002 was certainly helped by interest rate declines in the market, especially in the mortgage segment of our business, but we firmly believe that the strategies and standards we established in prior years, including the pricing of assets and liabilities on our balance sheet, allowed us to accomplish what we did.

“We’ve outperformed the majority of our peer group in net income growth, earnings per share growth and the other performance ratios. While rates have been a big driver, decisions we made in prior years have contributed greatly to our success in this past year. It really comes down to the fact that we’ve structured the maturities of our assets and liabilities to our advantage in a declining rate market and we expect to be able to structure our assets and liabilities to help us perform well in a rising rate environment.”

Are you saying that 2002 was the kind of the year that proved the merits of your strategy of bringing community banking and technology together to make a profit?

Beale: “A lot of things came together in 2002. But I would hate to leave the impression that it’s taken us 10 years to get where we thought we would be. Because, frankly, we were posting good operating profits in the first five years-about what we are making now on a return on assets basis. Then we had some extraneous issues impact us in `98, `99 and `00. I see 2001 as a recovery and then in 2002, the numbers reflect that it was the banks that carried us. Back office expenses have not risen significantly over the last two or three years, and we were able to push a lot of profits through the banks through margin management.”

In 2002, the Corporation became a billion-dollar organization and was added to the Russell 3000 index. What does that mean for the Company and its stockholders?

Peay: “The Russell 3000 index includes the 3,000 largest public companies in the United States based on market capitalization. Being included in that index is reflective of our continued growth in share price and the financial community’s investment in Union Bankshares. “What does it mean? Certainly it gives Union Bankshares a higher visibility within the financial markets, including money managers and institutional investors who use the Russell 3000 as a benchmark for their investment strategies.

“What that does for our shareholders is to give them more of the benefits of publicly-traded stock ownership we wanted to provide in 1993 when Union Bankshares was formed. Our desire was to improve the liquidity of the stock so that our shareholders would be able to sell their stock when they wanted to at a price that was driven by the market. The other thing it does for the shareholders is to impact the value of our stock through raising the awareness of Union Bankshares Corporation. The appreciation in our stock since being added to the index should assure our continued inclusion in the index.”

How did the subsidiaries do in 2002?

Peay: “All of the banks, Union Bank & Trust, Northern Neck State Bank, Rappahannock National, and Bank of Williamsburg had record earnings in 2002. Bank of Williamsburg was profitable for a full year for the first time; Rappahannock had the improvement that we’ve come to expect from that team.

“Northern Neck and Union Bank & Trust made big gains in profitability this year—driven off of margin and cost control. Mortgage Capital Investors was blessed with being in a great market for mortgages. They exceeded our expectations this year by posting a 37% increase in net income. Union Investment Services results reflected a tough year for the stock market. UISI made money this year, but it was down 24%.”

The future

What are your plans and the outlook (for the Corporation)?

Beale: “As for the future, prospects of continued growth are excellent. After a couple of down years in ‘99 and 2000, it was gratifying to resume earning the profits our shareholders have come to expect.

“We are focused on an internal growth strategy because we cannot control our ability to acquire additional banks, but we can control our internal growth. We plan to reach $1.5 billion in assets by the end of 2005 and, as part of that process, we expect to have a significant increase in profits. We are on track to reach those goals that we announced to our shareholders in 2001.

“We will need to continue investing in things like technology in a large way and those costs will not go away. We’ve positioned ourselves and built a platform to reach our goals without creating a significant drag on our earnings.”

What would you say about the subsidiaries looking forward?

Beale: “You’ve got to look at their markets. Northern Neck State Bank is in a relatively stable economic market. We can continue to see performance improvements from them primarily by managing their margin and controlling costs.

“Rappahannock National Bank is going to be moving to a new main office facility and we’re expecting that to result in a boost in their growth and a small boost in their profit. We have high expectations for the Bank of Williamsburg under the leadership of Bob Bailey. They’re moving into a full service banking facility in Newport News in early 2003 and we’re expecting significant increases in growth and profitability.

“Union Bank & Trust, as our lead bank, has the greatest opportunity to have a significant impact on the profitability of the company. It is in our fastest growth markets, and our loan production offices (LPOs) in Manassas and Richmond should produce significant growth and profits. The Corporation was even featured in an article in The American Banker highlighting its success with LPOs.

“We opened our first LPO in January 2002 as part of Bank of Williamsburg. It exceeded our expectations. It was profitable within the first four months and significantly contributed to that bank being profitable in 2002 for the first time. The results in our Manassas LPO, started in September 2002, again have exceeded our expectations. For the LPO in Richmond, we have raised our expectations and anticipate that they will be met. This is a relatively inexpensive way for the organization to generate earning assets in the form of loans and is a precursor to entering growth markets with full-service banking operations.

“The key to a loan production office is you have to hire the right people—ones who have a good base of customers, who will follow them to their new bank. In each of the three loan production offices we have opened, we were able to acquire excellent people as a result of acquisitions by large out-of-state banks. These people wanted to be community bankers, not big-bank bankers:”

The Corporation’s mission statement emphasizes independence. Is that the best way to build shareholder value?

Beale: “It’s interesting, I get asked that question by analysts a lot. There are those who believe that the way to maximize value for your shareholders is by selling out. The directors and management of our Corporation believe that the best way to maximize value to the shareholders is by remaining independent.

“By remaining independent, our banks are able to focus on their communities. Additionally, we are able to serve a niche, both consumers and small businesses, that are not attractive to the large out-of-state banks against whom we compete. Our success is a reflection of our communities and we believe this great opportunity to serve our communities will result in superior returns to our shareholders. Often those who sell out do so because they can go no further. We have a long way to go and our path is clear.”

Peay: “Our philosophy is that our customers are our shareholders and our shareholders are our customers.”

Beale: “Excellent point. Nirvana for us would be having every one of our customers being a shareholder of Union Bankshares Corporation. Despite being in the Russell 3000, we really see ourselves as a community bank, owned by those in the communities that we serve, especially our customers.”

Peay: “People buy products they believe in and they invest in companies that produce good products. That is why we believe that it makes sense for our customers to own our stock. They have the first-hand knowledge of the customer focused business we operate”

What are the organization’s main priorities for 2003?

Beale: “We have technology upgrades that will take place. Our first priority is to make sure those are done well and achieve the efficiencies we expect them to achieve. We want to continue doing what we’re doing well and that’s providing products and services to our customers.

“Secondly, we’ve got some branch expansions taking place at Union Bank & Trust. That bank serves two high growth markets in greater Fredericksburg and Hanover County and, soon, Richmond. The focus now is to enhance our presence in the Hanover market by adding two new banking facilities by mid-2003 and early 2004. We’ve acquired a branch site and are actively looking at others in the greater Richmond market. We are researching sites in Stafford County—because that is the one area of greater Fredericksburg where our presence is not as strong. We want to focus on doing all these initiatives well.

“The third thing is we started some additional lines of business, such as Internet business banking, or “.Biz,” and a marine financing initiative in 2002. We want to continue focusing our resources to assure the success of these products.”

What do you want the organization to look like five years from now? 10 years from now?

Beale: “Five years from now Union Bankshares Corporation will be more than $1.5 billion in size. I expect that we will have more than four community banks as a part of the family, but we will still be focused on providing community bank-type services to our customers.

“I’m not very good at predicting 10 years out. If I was, we’d already be in an all-electronic environment. I think many of us predicted that would happen a lot faster that it has. If we continue our existing steady growth pattern, in 10 years Union Bankshares Corporation will be more than $3 billion in size and probably double the number of community banks that we have today. Our brokerage organization—Union Investment Services would have expanded significantly and Mortgage Capital would have grown beyond our region to states other than Virginia and Maryland. I would envision that within 10 years we’d probably be in new lines of business, such as real estate brokerage, trust or wealth management, insurance—those would probably be the three hottest buttons.”

How ambitious—or put another way—realistic are your growth goals?

Beale: “Growth can be intimidating to some people. The fact of the matter is, if you went back to Union Bank & Trust Company in 1990, and you took it forward, you would see that every few years, it has doubled in size. This $1.5 billion goal is not a great leap. It’s basically 10% asset growth a year, which is about what we’ve been doing, as well as what we ought to do, if not more. It sounds like a lot but it should not be a difficult hurdle to clear when one considers the markets we serve.”

Peay: “We began thinking like a billion-dollar organization when we were at a half-billion. We talked about it. Now we’re thinking like $2 billion as we’re at $1 billion.”

Isn’t the hard part generating growth and growing profits at the same time?

Beale: “Right. Growth for growth’s sake is not acceptable in our corporate strategy. Growth initiatives are expected to provide equal or greater growth in our earnings. Our expectation is that as we grow to $1.5 billion, we should be able to grow earnings per share at a faster rate because so much of the asset growth comes without having to expand. We’re doing some expansion, but the whole idea is that we try to serve more customers on the same branch platform and infrastructure that we’ve got today with essentially the same number of people-and that’s how you drive the profits up.

“It’s also important that as our back-office more closely resembles the larger banks, our interaction with customers continues to demonstrate clearly our commitment to community banking. The interaction of our staff, management and board and their collective commitment to customer service and community banking will ensure this.”

So, that’s really the aggressive goal isn’t it—not the $1.5 billion in size?

Beale: “Yes. The aggressive goal is increasing profit levels because it’s going to take a lot of discipline and telling a lot of people, ‘No,’ because the tendency is to throw people at growth.

“The ICBA (Independent Community Bankers Association) did a study of banks $1 billion and up. They produced baseline data for high performing banks. In most of our back office functions, we track very well against the high performing banks. We’re a little out of line on some of our technology measures. Perhaps the variance is because we are more aggressive spenders on technology. We’ll just have to accept that difference because of the offsetting proficiencies technology provides.

“The other area where we fall below the high performance banks is we are not as productive on the loan side as we need to be. The high performing bank loan officers tend to carry much larger portfolios than our loan officers do and we’ve got to look closely at that issue.”

Who do you benchmark against?

Beale: “When the Federal Reserve examines us, they use a peer group, which includes every banking organization between a $1 billion and $5 billion in the United States. We tend to compare ourselves to publicly-traded banks in the Mid-Atlantic between $500 million to $2 billion in assets. We compare real well to that group right now in most categories. I feel it’s safe to say that in 2002 we outperformed our peer group, period, by almost any measure you want to use.

“Credit quality is a big reason why. Credit quality ties back to having the discipline to turn down a loan (if necessary) and to carefully structure loans. It’s part of our culture that we like to make secured loans; we like to make secured loans to corporations with personal guarantees of the principals. We like to take a lot of collateral as an abundance of caution.

“We believe in the five C’s of credit, which is credit history, capacity to pay, cash flow analysis on businesses and individuals, collateral and character. We think that character is absolutely crucial. We like to do business with good people.”

Does the current economy have any impact on credit?

Beale: “Of course it does. We are fortunate that our market has not experienced the downturn as severely as other parts of the country. We are not immune from credit quality issues. There is a strong need to reform the nation’s bankruptcy laws. I would hope that Congress will finally pass the bankruptcy reform law that has been shifted to the back burner in each of the last four years. Many of our loan losses are a result of bankruptcy.

Most of the time it has nothing to do with any decision we made. It’s generally people getting too deep in debt on their credit cards, which impacts our car loan, our home improvement loan or our mortgage loan—those kinds of things. There are a lot of people out there who can’t manage credit well and are susceptible to people who will extend easy credit to them. It’s a lack of discipline in the credit card markets and that’s where most of the problems are. There are certainly good people out there who face medical issues and things like that force them into bankruptcy, but it’s too often driven by excessive credit card debt.”

Corporate scandals have dominated the news recently. How difficult does that make it for companies like Union Bankshares?

Beale: “Well, it’s an unfortunate, sad commentary on people’s greed. This has had an impact on Union Bankshares as we have taken an inward look at how we govern the corporation and how the banks are governed. The Securities Exchange Commission, NASDAQ federal regulators, and Congress, have all weighed in on corporate governance. Fortunately, after our inward look, we found that Union Bankshares was being managed and governed pretty much in accordance with the revised guidelines set out by the SEC, NASDAQ and Congress. We have some small modifications to make.

“One of the issues we have to face is adding to the Board a member who meets the definitions for financial expertise required by the SEC and NASDAQ rules. We will have to appoint a person to the Board who will qualify to serve as a member of our Audit Committee. Fortunately, I don’t know of anything else significant that we’re not already doing.”

Peay: “I think it speaks to a commitment to controls and integrity. Our management team and Board are committed to ensuring that controls are in place, that internal audit is taken seriously and risks are properly measured and monitored. For 10 years we have had an audit function committed to internal controls and credit administration that monitors credit policy and quality. We have risk management and other internal control components in place and a strong ethics culture. Congressional action and other post-Enron reforms shouldn’t significantly change the way quality organizations do business...and at Union Bankshares Corporation, it won’t.”

Union Bankshares Leadership Team

[Photo of Union Bankshares Leadership Team]

Stuart Leinenbach, Vice President

12 years of human resources leadership with international manufacturing companies; UBSH since 2000.

R. Tyler Ware, Sr. Vice President

30 years in banking 10 as regulator; in credit administration at several larger institutions; UBSH since 1997

D. Anthony Peay, Sr. Vice President/CFO

21 years serving community banks; 13 with regional CPA firm and Deloitte & Touche; UBSH since 1994

Myles W. H. Gaythwaite, Vice President

30 years sales and marketing management in banking insurance, and securities; UBSH since 1997

John A. Lane, Vice President

31 years in banking nearly half in asset liability management; UB&T since 1975.

Robert L. Bailey, President

20 years in community banking on the Peninsula; Bank of Williamsburg since 2002.

David S. Wilson, Sr. Vice President

23 years in operations and technology with community banks; UBSH since 1999.

N. Byrd Newton, President

34 years in banking Northern Neck State Bank since 1978.

Michael T. Leake, Executive Vice President

14 years in community banking, all in Rappahannock market; Rappahannock National Bank since 1999

John C. Neal, Executive Vice President/COO

25 years in commercial banking, 13 as loan officer in Fredericksburg with a VA-based bank; UB&T since 1990.

G. William Beale, President/CEO

30 years banking experience with both large and community banks; UB&T since 1989.

[Picture of Union Bankshare Board of Directors]

Retail Locations

[Map of Retail Locations]

Union Bank & Trust

Board of Directors

[Photo of Board of Directors of Union Bank and Trust]

“The best way to look at Union Bank & Trust’s performance in 2002 is that we were able to plan for and take advantage of market conditions. We had three major initiatives. We aggressively re-priced liabilities in a falling rate environment, which was essential with the volume of deposits flowing in from the stock market. We were also aggressive in making loans at reduced rates that preserved our net margin with quality asset growth. The housing market in the Fredericksburg area continued to provide strong demand for mortgages, re-financings and home equity loans. And, third, we continued fine-tuning the retail structure in our branches.

“We have a strong team of experienced bankers led by Bill Hutton, Jack Randolph and Mike Torosian whose efforts made for a terrific year to coincide with our 100th birthday celebration.

“We benefited from Bank of Williamsburg’s experience in Newport News with a loan production office and opened one in September in Manassas (Prince William County). We hired two experienced commercial bankers with long-term ties to the area. The results of that initiative have exceeded our expectations.

We see LPOs as part of our growth strategy into new markets and as a source of quality loans.

“This year (2003) should be an interesting year, too. We plan to continue expanding our current markets, into the Richmond area and north of Fredericksburg. Richmond is a $14 billion deposit market. Our bank has a great opportunity to contrast its style of banking with that of the super-regional banks. We are opening a new LPO in western Henrico County, headed by Rick Ocheltree, an experienced and well-known banker in the Richmond area.

“We are in attractive markets and seeing additional competition from the super-regionals and community banks. We will vigorously defend our existing market share and seek in-market growth, complimented by expansion opportunities.

—John C. Neal

    Executive Vice President, COO

Northern Neck State Bank

Board of Directors

[Photo of Northern Neck Board of Directors]

“We are the largest locally-managed financial institution in the Northern Neck/Essex County market, but our goal is to be viewed by consumers and businesses alike as the premier bank in our markets as well. Based on our results in 2002, we’re making significant strides in that direction

“Our focus on customer service this past year produced the best financial results in our history. Basically, we re-structured the bank around our customers. We created a more efficient management structure to enable each branch to operate more efficiently. We removed our commercial lending officers from day-to-day operations so that they could spend most of their time outside of the bank with customers on their sites. It’s enabled us to become more proactive with our customers generally.

“By doing this, we were really able to capitalize fully on the advanced services we can provide as a result of being part of Union Bankshares. We have always benefited from back office consolidation economies and upgraded capabilities, but now we can offer full-Internet Banking and Internet Banking for Businesses.

“If you are serious about providing terrific customer service—and we are—it really is a never-ending job of fine-tuning, but in addition, we intend for our bank to become a major regional player in marine financing, supporting all of Union Bankshares’ affiliates. It’s a growing and profitable financial segment and, given our market being almost surrounded by water, we’ve got a lot of homegrown expertise in that specific area.”

—N. Byrd Newton,

    President

Bank of Williamsburg

Board of Directors

[Photo of Bank of Williamsburg Board of Directors]

“It doesn’t happen very often, but in 2002 we can say that the Bank of Williamsburg doubled in size. We grew from one office to two, from five employees to 10, from just over $20 million to more than $50 million in assets and, most important, we recorded a profit for the year of $188,000.

“Our original location in Williamsburg had its best year, including the addition of investment services. Most of our growth came from a loan production office we opened in January in the vibrant Oyster Point area of Newport News. It was such a success, our customers asked us to begin accepting deposits and that led to our plans for a new full-service facility, which should be operational in early 2003.

“We’re looking forward to giving our customers a first-rate facility in Newport News, but we’re even more excited about our overall prospects. We acquired a majority interest in Johnson Mortgage Company, allowing us to better serve the home-financing needs of our community. We will maintain our focus on superior customer service and we will explore other expansion opportunities in southeastern Virginia.”

—Robert L. Bailey,

    President

Rappahannock National Bank

Board of Directors

[Photo of Rappahannock National Bank Board of Directors]

“In 2002 we simply became more aggressive and active in our community to emphasize our desire to grow and expand to meet all the financial needs of our customers. We were able to benefit from a super-regional bank acquiring the only local competitor in our market. We were given the opportunity to attract a new local customer base while enhancing and strengthening relationships with current core customers. The result of our actions was the best financial year in our history and a great way to conclude a year-long celebration of our centennial anniversary.

“Our affiliation with Union Bankshares enables us to offer a wide array of products and services not normally associated with banks our size. With this product base and our community-oriented philosophy, we are making tremendous strides in our market area.

“We are extremely proud to be able to move into our new headquarters in the summer of 2003 to help us maintain and accelerate our momentum. The facility will provide the latest in modern banking technology with conveniences that have yet to be experienced by our customers.

“We plan to refine our more aggressive approach to continue our outstanding financial performance by growing locally and beginning to look for other opportunities in the coming years.”

—Michael T Leake,

    Executive Vice President

Mortgage Capital Investors, Inc.

“After 2001, we didn’t think we would have an even better year in 2002, but it turned out to be a great year to be in the mortgage business. The main driver, of course, was record-low interest rates, which kept demand high. Surprisingly, refinancings were not the majority of new loans.

“Our markets in Virginia and Maryland have proven to be resilient during our nation’s economic downturn. Going forward, we intend to expand our presence in Northern Virginia and enter the Richmond market.

“Our operation is staffed properly, but there are new tools on the horizon to streamline and automate even more functions to drive costs down and profitability up.”

—Kevin E Keegan,

    President & CEO

    Mortgage business since 1982;

    founded MCI in 1986,

    joined UBSH in 1999

Union Investments

“In what was a very difficult environment for investing, Union Investments continued to grow in 2002. And, despite the hostile economy, Union Investments continued to be profitable.

“As we move into 2003, Union Investments has been serving investors for 10 years. Over this period, we have evolved into a full service firm that can handle every aspect of a client’s financial life. Our Financial Advisors are capable of providing everything from investments to insurance to estate planning for our clients. We added a financial advisor in the Williamsburg market in 2002 and I expect that we will continue to expand in similarly attractive markets. We are hopeful that the worst is over for the economy, and that fiscal 2003 will reflect a favorable change in investor confidence.”

—Bern Mahon,

    President

    17 years in investment industry;

    opened and managed Richmond office

    of Securities Research Inc.;

    Union Investments since 1993

CORPORATE HEADQUARTERS

Union Bankshares Corporation

P.0. Box 446

212 North Main Street

Bowling Green, Virginia 22427-0446

Phone: (804) 633-5031

Fax: (804) 633-1800

Website: www.ubsh.com

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 2:00 p.m. on Tuesday, April 15, 2003, at the Fredricksburg Country Club, 11031 Tidewater Trail, Fredricksburg, Virginia. All shareholders are cordially invited to attend.

COMMON STOCK

Union Bankshares’ Common Stock is quoted on the NASDAQ National Market where our symbol is UBSH.

(CUSIP # 905399101)

Union Bankshares is also listed in some newspapers under the NASDAQ National Market heading “UnBkCp”or “UnionBS”.

DIVIDEND REINVESTMENT PLAN

Union Bankshares’ Dividend Reinvestment Plan provides each registered shareholder with an economical and convenient method of investing cash dividends in additional shares of the Company’s common stock without fees and at a 5% discount from the prevailing market price. For a prospectus on the Dividend Reinvestment Plan, contact our Transfer Agent at the address indicated at right.

INVESTOR RELATIONS

Union Bankshares’ Annual Report, Form 10-K, and other corporate publications are available to shareholders on request, without charge, by writing:

D. Anthony Peay

Senior Vice President and Chief Financial Officer

Union Bankshares Corporation

P.0. Box 446

Bowling Green, Virginia 22427-0446

(804) 632-2112

e-mail: tpeay@ubsh.com

INDEPENDENT AUDITORS

Yount, Hyde & Barbour, P.C.

50 South Cameron Street

Winchester, VA 22601

TRANSFER AGENT

Shareholders requiring information on stock transfer requirements, lost certificates, dividends and other shareholder matters should contact our transfer agent:

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016-3572

(800) 368-5948

e-mail: info@rtco.com

web site: wwwrtco.com